July 15, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Amanda Kim

Re: Transuite.org Inc.
Amendment No. 1 to Registration Statement on Form S-1

Filed June 1, 2021
File No. 333-255178

Ladies and Gentlemen:

This letter is being furnished by Transuite.org Inc. (the “Company”) in response to comments contained in the letter dated June 16, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michal Wisniewski, President of the Company, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-255178) that was submitted to the Commission on June 1, 2021 (the “Amendment No. 1”). The Company is submitting Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 2 as marked.

Amendment No. 1 to Form S-1

Index to Consolidated Financial Statements

Financial Statements as of February 28, 2021 and November 30, 2020, page F-1

Comment No. 1 Please mark the financial statements and footnotes for the period as of February 28, 2021 and for the three months ending February 28, 2021 and 29, 2020 as unaudited.

RESPONSE: The Company has marked the mentioned financial statements and footnotes as requested.

General

Comment No. 2 We note your response to our prior comment 4. We continue to believe, based on your minimal operations (including no revenues and nominal operating expenses) and minimal assets, that you are a shell company. We note in this regard that you do not identify any concrete activities of the company beyond preparatory activities, and that it appears from your response that there has been no concrete progress in the implementation of your business plan since your original filing. Please revise to identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company ́s shares. Refer to Exchange Act Rule 12b-2. Discuss the resale limitations of Rule 144(i) in the filing.

RESPONSE: The Company respectfully notes the Comment from the Commission. According to the previously mentioned Release No. 33-8869 (the “Release”), a “shell company” means a Company, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1) No or nominal assets;

(2) Assets consisting solely of cash and cash equivalents; or

(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

The Company is considered a development stage business. From inception, the Company has been pursuing an actual business. The Financial Accounting Standards Board (“FASB”) has defined a development stage business or enterprise (“DSE”) as “an entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exist: (a) planned principal operations have not commenced; or (b) planned principal operations have commenced, but there has been no significant revenue therefrom.” The Company is a DSE which falls within category (b) above.

In case the Company were considered a development stage company, the Company would still not be considered a shell. The definition of a shell company described above uses the word “and” after (A). Thus, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2). It means that if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release. However, this can be a difficult proposition for a business in the early stages of development that has not generated revenues yet.

In the Release, certain commenters were concerned that the given definition of a shell company set forth above would consider any company during its start-up phase and therefore the definition was too broad. The Commission specifically addressed this issue in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

The Company strongly believes it is a development stage company pursuing an actual business as set forth in the Company’s Form S-1. As of the date of this letter, the Company has entered into 2 (two) agreements with two separate clients that require translation services. The Company is working on fullfilling the conditions of the agreements.

Sincerely,

/s/ Michal Wisniewski
Michal Wisniewski